Exhibit (a)(5)(clxxxiv)

Contact:

Deborah Lilienthal

Oracle Corp.

650-506-5158

Deborah.Lilienthal@oracle.com

Oracle Sends Letter to PeopleSoft Stockholders

REDWOOD SHORES, Calif., Nov. 18, 2004—Oracle Corporation (NASDAQ:ORCL) today sent the following letter to PeopleSoft stockholders:

Oracle Corporation	500 Oracle Parkway Redwood Shores California 94065	phone fax	650.506.7000 650.506.7200

November 18, 2004

Dear PeopleSoft stockholder:

It is now time for you, PeopleSoft’s stockholders, to decide whether to accept our tender offer.

Oracle’s best and final $24.00 per share offer for all of the outstanding shares of PeopleSoft is set to expire at midnight EST on Friday, November 19. Our offer represents a 60% premium to PeopleSoft’s share price at the time of our original offer, and is above the 52-week high closing price.

If a majority of PeopleSoft’s outstanding shares—approximately 188 million shares—are not tendered, we will withdraw our offer. If we receive a majority, we will seek to have the Board, or a court, remove the final conditions, which are all in the control of PeopleSoft.

The PeopleSoft board has for 17 months acted to deny stockholders the opportunity to consider our offer. They have failed to deliver an alternative transaction to deliver value to stockholders, and seem determined to use the poison pill indefinitely to deny stockholder choice. They have responded to our $24.00 best and final offer in characteristic fashion: by attempting to change the subject and issuing what analysts have described as unobtainable financial projections. Here is a sample reaction:

“In addition to rejecting Oracle’s $24 takeover bid, PeopleSoft announced Q4 and 2005 guidance that suggests the company is mainly focused on convincing shareholders not to tender their shares. Because guidance has little credibility, we continue to believe that PeopleSoft shareholders will opt for Oracle’s $24 in cash, and that ultimately a deal will be completed.”

—Drew Brousseau, S.G. Cowen & Co.

This is not a new tactic for PeopleSoft. It is well understood that the financial guidance PeopleSoft issued in the third quarter of 2003 as a basis for rejecting Oracle’s tender offer was unachievable at the time, and it has not been achieved. We suggest you consider this track record when evaluating what PeopleSoft’s board is telling you now and in deciding whether to tender your shares.

We look forward to closing this transaction quickly. The choice is yours.

Information about the tender offer can be obtained at www.oracle.com/peoplesoft. If you have any questions or require assistance in tendering your shares, please contact our information agent, Mackenzie Partners, at (800) 322-2885. We encourage you to review the information carefully.

Sincerely,

/s/ Jeffrey Henley

Jeffrey Henley

Chairman of the Board

Oracle Corporation	500 Oracle Parkway Redwood Shores California 94065	phone fax	650.506.7000 650.506.7200

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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